UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

Longevity Acquisition Corporation
(Name of Issuer)

Ordinary Shares, no par value
(Title of Class of Securities)

G56372132
(CUSIP Number)

October 23, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)

☒	Rule 13d-1 (c)

☐	Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 6 Pages

CUSIP No. G56372132	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Nemean Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 175,186
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 175,186
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,186
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.67%
12	TYPE OF REPORTING PERSON* CO

CUSIP No. G56372132	13G	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Steven M. Oliveira
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 175,186
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 175,186
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,186
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.67%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. G56372132	13G	Page 4 of 6 Pages

Item 1.

(a)	Name of Issuer:	Longevity Acquisition Corporation, a British Virgin Islands company (the "Company").

(b)	Address of Issuer's Principal Executive Offices:

The Company's principal executive offices are located at Yongda International Tower No. 2277, Longyang Road, Pudong District, Shanghai, People’s Republic of China.

Item 2.

(a)	Name of Person Filing:	Nemean Asset Management, LLC
Steven Oliveira

(b)	Address of Principal Business Office or if none, Residence:

Nemean Asset Management, LLC:

225 Via Palacio

Palm Beach Gardens, FL 33418

Steven Oliveira:

c/o Nemean Asset Management, LLC

225 Via Palacio

Palm Beach Gardens, FL 33418

(c)	Citizenship:	Nemean Asset Management, LLC – Florida

Steven Oliveira – U.S.A.

(d)	Title of Class of Securities: Ordinary Shares, no par value

(e)	CUSIP Number: G56372132

Item 3.	Not Applicable

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

Nemean Asset Management, LLC – 175,186 shares.

Steven Oliveira – 175,186 shares.

Steven Oliveira has voting and dispositive power over the securities owned by Nemean Asset Management, LLC.

(b)	Percent of Class:

Nemean Asset Management, LLC – 6.67%

Steven Oliveira – 6.67%

The foregoing percentages are based on 2,626,822 Ordinary Shares outstanding as of October 7, 2020 as disclosed in the Issuer’s Form 10-Q filed with the SEC on October 7, 2020.

CUSIP No. G56372132	13G	Page 5 of 6 Pages

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Nemean Asset Management, LLC – 175,186 shares.

Steven Oliveira – 175,186 shares.

(ii)	shared power to vote or to direct the vote:

Nemean Asset Management, LLC – 0 share.

Steven Oliveira – 0 share.

(iii)	sole power to dispose or to direct the disposition of:

Nemean Asset Management, LLC – 175,186 shares.

Steven Oliveira – 175,186 shares.

(iv)	shared power to dispose or to direct the disposition of:

Nemean Asset Management, LLC – 0 share.

Steven Oliveira – 0 share.

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: Not Applicable

CUSIP No. G56372132	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 27, 2020

NEMEAN ASSET MANAGEMENT, LLC

By:	/s/ Steven Oliveira
Name: Steven Oliveira
Title: Authorized Signatory

/s/ Steven Oliveira
Steven Oliveira